SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025685


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C. 183 SECTION

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-4851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 PROSPECT AVENUE, N.W., CLEVELAND, OHIO 44115

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2003

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
AND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

FOR

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
CLEVELAND, OHIO

ANNUAL REPORT ON FORM 11-K

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2002 and 2001

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

Statements of net assets available for benefits--December 31, 2002 and 2001
Statement of changes in net assets available for benefits--Year ended December 31, 2002
Notes to financial statements

The following supplemental schedules of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Internal Revenue Service for the year ended December 31, 2002 are included herewith:

<u>Schedule H, Line 4:</u>
(i)--Schedule of Assets (Held at End of Year)--The Sherwin-Williams Company Employee Stock Purchase and Savings Plan
(j)--Schedule of Reportable Transactions--The Sherwin-Williams Company Employee Stock Purchase and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2002					December 31, 2001				
	Non-Participant Directed	Participant Directed				Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
Common stock	$ 672,256,607				$ 672,256,607	$ 636,170,347				$ 636,170,347
Preferred stock				$ 41,805,745	41,805,745				$ 168,304,812	168,304,812
Mutual funds		$ 50,991,040			50,991,040		$ 41,141,603			41,141,603
Common/collective trust funds		5,207,301			5,207,301		4,284,134			4,284,134
Participant loans receivable			$ 19,593,993		19,593,993			$ 17,433,520		17,433,520
Interest-bearing cash	17,526,359	1,620,347			19,146,706	46,737,006	980,968			47,717,974
Contributions receivable from The Sherwin-Williams Company						17,030,000				17,030,000
Net pending sales	1,732,056				1,732,056					
Note payable to The Sherwin-Williams Company				(41,805,745)	(41,805,745)				(168,304,812)	(168,304,812)
Net assets available for benefits	$ 691,515,022	$ 57,818,688	$ 19,593,993	$ -	$ 768,927,703	$ 699,937,353	$ 46,406,705	$ 17,433,520	$ -	$ 763,777,578

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year ended December 31, 2002				
	Non-Participant Directed	Participant Directed			
	Company Stock Fund	Diversified Investments	Loan Activity	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividends		$ 1,593,602	$ 1,410,874		$ 3,004,476
Dividends on The Sherwin-Williams Company common stock	$ 10,500,801				10,500,801
Dividends on preferred stock				$ 3,471,137	3,471,137
Contribution from participants		10,106,355		30,925,374	41,031,729
Contribution from The Sherwin-Williams Company				29,599,449	29,599,449
Forgiveness of unpaid interest on note payable				4,690,684	4,690,684
	10,500,801	11,699,957	1,410,874	68,686,644	92,298,276
Decreases in net assets available for benefits:					
Benefits paid directly to participants	83,742,308	8,492,015	1,275,067		93,509,390
Interest expense on note payable				8,161,821	8,161,821
Fees	105,991	2,223			108,214
	83,848,299	8,494,238	1,275,067	8,161,821	101,779,425
Net realized and unrealized appreciation (depreciation) in fair value of investments	18,625,227	(3,993,953)			14,631,274
Participant directed transfers, net	(14,224,883)	12,200,217	2,024,666		
Transfers from unallocated to participants	60,524,823			(60,524,823)	
Net (decrease) increase	(8,422,331)	11,411,983	2,160,473	-	5,150,125
Net assets available for benefits:					
Beginning of year	699,937,353	46,406,705	17,433,520	-	763,777,578
End of year	$ 691,515,022	$ 57,818,688	$ 19,593,993	$ -	$ 768,927,703

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2002 and 2001

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company), purchased by Fidelity Investments® (the Trustee), and cash. The shares of common stock held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Funds): Fidelity Institutional Short Intermediate Government Fund, Fidelity Retirement Government Money Market Portfolio, Fidelity Managed Income Portfolio II, Fidelity Puritan® Fund, Fidelity Equity-Income Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund®, Fidelity Freedom 2000 Fund®, Fidelity Freedom 2010 Fund®, Fidelity Freedom 2020 Fund®, Fidelity Freedom 2030 Fund®, Fidelity Freedom 2040 Fund®, Fidelity Low-Priced Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity U.S. Bond Index Fund, Fidelity Magellan® Fund, Managers Special Equity Fund, Pimco Low Duration Fund (Administrative Class), Spartan® U.S. Equity Index Fund, Fidelity Contrafund® and Mutual Shares Fund I. An unallocated suspense account holds shares of preferred stock of the Company until compensation expense related to Plan contributions is earned at which time the preferred stock will be redeemed for cash to be used to purchase common stock of the Company on the open market that will be credited to members' accounts.

Investments are stated at fair value. Participant loans receivable are valued at their cost plus accrued interest which approximates fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at an average of the last reported bid and ask prices. The common/collective trust fund is stated at fair value as determined by the trustee. The investment in the convertible participating serial preferred stock is recorded at fair value, which is the Plan's best estimate based on the conversion and/or redemption transactions involving the convertible participating serial preferred stock, as fully described in the terms of such stock, and the resulting reduction of the note payable to the Company. Net realized and unrealized appreciation or depreciation in the fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.

Distributions from Diversified Investments for withdrawals or upon a member's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. A member may elect to receive distribution from the Company Stock Fund for withdrawals or upon a member's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE A--SIGNIFICANT ACCOUNTING POLICIES -- CONTINUED

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE B--DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is 18 years of age; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and, (c) is employed in the United States or is a United States citizen if not employed therein. Salaried employees who work in a paint store or automotive branch and are paid on an hourly basis are not eligible for membership in the Plan unless such individual was a member of the Plan on January 1, 1992.

Beginning January 1, 2002, numerous changes were made to the Plan. A description of the Plan post- and pre-January 1, 2002 is as follows:

Post-January 1, 2002

On January 1, 2002, changes made to the Plan included: (1) a Member may diversify up to 100% of such Member's future salary reduction (401(k) contributions) in all available investment options; (2) Member after-tax contributions are no longer allowed; (3) Members are 100% vested in Company contributions made after December 31, 2001; (4) each Member can contribute up to 20% of his salary subject to limitations imposed by law; (5) Pre-2002 Member contributions can be diversified at a 20% rate per year, with 100% of pre-2002 Member contributions able to be diversified after December 31, 2005; (6) the Company matches Member's contributions 100% up to 6% of each Member's salary reduction contribution beginning the quarter following the Member's one year anniversary with the Company; and (7) the Company bonus contribution has been eliminated for all plan years beginning on and after January 1, 2002.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Pre-January 1, 2002

Eligible employees hired by the Company were automatically enrolled into the Plan at a pretax deferral rate of 3%, with contributions being 100% invested in the Company Stock Fund. All employees automatically enrolled into the Plan had the opportunity to change their deferral elections and/or investment direction prior to beginning payroll deductions.

Each member was permitted to direct his member and/or salary reduction contributions to be invested in accordance with one of the following investment options: (a) 100% in the Company Stock Fund; (b) 75% in the Company Stock Fund and 25% in a Government Fund; or (c) 50% in the Company Stock Fund and 50% in a Government Fund. A member who had attained the age of 55 and ten years of Plan participation was allowed to diversify specified amounts invested in the Company Stock Fund, including Company contributions to the member's account, to a Government Fund or to Diversified Investments ("Diversification Option").

Each member was permitted to authorize the Company to contribute from 1% to 11% of his compensation to the Plan as a member contribution. Subject to limitations imposed by law on highly compensated employees, each member was also permitted to authorize the Company to contribute from 1% to 7% of his compensation to the Plan as a salary reduction contribution; provided, however, the percentage of the member's compensation which could be contributed to the Plan as member contributions and salary reduction contributions, in the aggregate, did not exceed 11% of such member's compensation, dependent upon the type of contributions made, i.e., member contributions or salary reduction contributions. The salary reduction contribution was also referred to as a 401(k) contribution and was not taxed as income to the Plan member until distributed or withdrawn.

Beginning with the start of the quarter following a member's one year employment anniversary with the Company, the Company contributed to the Plan each pay period, out of current or accumulated earnings, an amount equal to 50% of each member's member and salary reduction contributions for each month. Each member's member contribution and salary reduction contribution eligible for the Company's matching contribution was limited, in the aggregate, to 7% of each member's compensation. After each year-end, the aggregate amount of the prior year's Company contribution was increased to an amount up to a maximum of 125% of each member's basic contribution. This increase was based on the Company's after-tax return on invested capital and other Plan terms.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Pre-January 1, 2002 -- continued

Vesting in Company contributions was based on years of service with vesting of 50% occurring after three years of vesting service, vesting of 75% occurring after four years of vesting service, and full vesting occurring after five years of vesting service. The Plan provided for full and immediate vesting for members in Company contributions in the event of termination for specified situations after a change in control of the Company.

Other notable Plan features include the following: (a) members can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed on a daily basis; (c) members can change their investment option direction for new contributions on a daily basis; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) members are always 100% vested in all member and salary reduction contributions; and (f) if elected by the member, account statements are sent on a quarterly basis.

The Plan permits members, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such member's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the member under the Plan or one half of the vested benefit portion of the member's account under the Plan. Loan transactions are treated as a transfer between the other investment funds and the Loan Activity fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through monthly payroll deductions and credited to the participant's account.

All Company contributions are ultimately invested in the Company Stock Fund. Since participant directed portions of the Company Stock Fund are not separately determinable, all investments in the Company Stock Fund are classified as non-participant directed for disclosure purposes. All investments in Diversified Investments are participant directed.

Subject to certain Plan limitations, the Plan permits members to withdraw in cash or shares up to one hundred percent (100%) of the market value of all amounts credited to such member's member contribution account plus up to 100% of the market value of amounts credited to a member's Company contribution account. Withdrawals from a member's Company contribution account for Company contributions made before January 1, 2002 are not permitted until the member completes five years of vesting service. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from member's accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

NOTE B--DESCRIPTION OF THE PLAN -- CONTINUED

Subject to certain Plan limitations, the Plan permits members to make a withdrawal in cash from the vested portion of the member's salary reduction account upon attainment of age 59½. Members under age 59½ may be permitted to make a hardship withdrawal from the member's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by a member and to finance the purchase (excluding mortgage payments) of a principal residence.

On April 18, 2001, the Company issued 250,000 shares of convertible participating serial preferred stock ("Preferred Stock"), no par value with cumulative quarterly dividends of $10.00 per share for $250 million to the Plan. The Plan financed the acquisition of the Preferred Stock by borrowing $250 million from the Company at the rate of 8% per annum (see Note F). Effective October 1, 2002, the Preferred Stock and the note payable to the Company are held by GreatBanc Trust Company, as successor trustee to HSBC Bank USA for the Plan. The Preferred Stock is redeemable or convertible into common stock of the Company, at the option of the Plan, and the amount so redeemed or converted is based on the amount of Plan contributions and the market price of the common stock of the Company on the conversion or redemption date, subject to a cap and floor price of the common stock. Each share of Preferred Stock is entitled to one vote upon all matters presented to the Company's shareholders and generally votes with the common stock together as one class. The Preferred Stock is pledged as collateral on the note payable to the Company. Shares of the Preferred Stock are redeemed for cash based on a formula that takes into account the value of the common stock of the Company. The Plan uses this cash to acquire common stock of the Company on the open market that will be credited to members' accounts. Principal and interest on the note payable to the Company have been and are expected to be forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. The Plan redeemed 126,499 shares of Preferred Stock for cash in 2002. The Plan held 41,806 and 168,305 shares of Preferred Stock at December 31, 2002 and 2001, respectively.

NOTE C--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE D--PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each member's account shall vest immediately.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incident to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds, and all other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by Fidelity and, therefore, qualify as party-in-interest transactions.

NOTE F--NOTE PAYABLE TO THE SHERWIN-WILLIAMS COMPANY

As discussed in Note B, the Plan issued a $250 million note due April 18, 2011 (the "Note") to the Company in connection with the purchase of the Preferred Stock. Principal payments of $6.25 million are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 8% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the Note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Preferred Stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Preferred Stock.

For the year ended December 31, 2002, principal on the note was reduced by $126,499,067 as a result of Plan contributions for the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN



D. J. Gauntner, Secretary of the Administrative Committee of the Plan

June 23, 2003

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2002

EIN: 34-0526850

PLAN NUMBER: 001

ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:		
* The Sherwin-Williams Company	$ 456,516,788	$ 672,256,607
Preferred Stock (unallocated):		
* The Sherwin-Williams Company	41,805,745	41,805,745
Mutual Funds:		
* Fidelity Institutional Short-Intermediate Government Fund	21,442,718	22,516,892
* Fidelity Equity-Income Fund	5,139,945	4,239,061
* Spartan® U.S. Equity Index Fund	4,821,427	3,993,424
Mutual Shares Fund A	3,263,276	2,764,543
* Fidelity Contrafund®	3,429,351	2,650,648
* Fidelity Low-Priced Stock Fund	2,615,543	2,367,252
* Fidelity Puritan® Fund	2,364,384	2,012,651
* Fidelity Freedom 2010 Fund®	2,152,661	1,989,410
* Fidelity Freedom 2020 Fund®	1,540,647	1,394,313
* Fidelity Mid-Cap Stock Fund	1,718,459	1,386,432
* Fidelity U.S. Bond Index Fund	1,238,589	1,273,198
* Fidelity Magellan® Fund	1,284,763	1,078,003
* Fidelity Freedom 2030 Fund®	1,080,588	949,941
* Fidelity Diversified International Fund	840,617	727,321
Managers Special Equity Fund	590,049	497,711
Pimco Low Duration Fund (Adminstrative Class)	406,045	409,937
* Fidelity Freedom 2040 Fund®	387,247	347,599
* Fidelity Freedom Income Fund®	220,265	215,748
* Fidelity Freedom 2000 Fund®	183,320	176,956
Common / Collective Trust Funds:		
* Fidelity Managed Income Portfolio II	5,207,301	5,207,301
Other:		
* Fidelity Retirement Government Money Market Portfolio	1,620,347	1,620,347
Interest-Bearing Cash	17,526,359	17,526,359
* Participant Loans Receivable, with interest rates ranges of 5.25% to 10.5%		19,593,993
	$ 577,396,434	$ 809,001,392

* Represents a Party-in-Interest.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(j)--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

EIN: 34-0526850

PLAN NUMBER: 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	EXPENSES INCURRED	COST OF ASSET	CURRENT VALUE	NET GAIN OR (LOSS)
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS							
Fidelity Brokerage Services, Inc.	The Sherwin-Williams Company Common Stock						
	Sales		$ 150,161,626		$ 111,571,153	$ 150,161,626	$ 38,590,473
	Purchases	$ 101,178,827			101,178,827	101,178,827	
GreatBanc Trust Company / HSBC Bank USA	The Sherwin-Williams Company Preferred Stock						
	Sales (Redeemed)		126,499,067		126,499,067	126,499,067	-

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2002.

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found
23	Consent of Independent Auditors	17
99.1	Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350.	18
99.2	Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350.	19

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229 and 333-105211), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 23, 2003, with respect to the financial statements and schedules of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst + Young LLP

Cleveland, Ohio
June 23, 2003

EXHIBIT 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the "Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher M. Connor, Chairman and Chief Executive Officer of The Sherwin-Williams Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 23, 2003



Christopher M. Connor
Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to The Sherwin-Williams Company and will be retained by The Sherwin-Williams Company and furnished to The Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the "Plan") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sean P. Hennessy, Senior Vice President – Finance and Chief Financial Officer of The Sherwin-Williams Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 23, 2003



Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to The Sherwin-Williams Company and will be retained by The Sherwin-Williams Company and furnished to The Securities and Exchange Commission or its staff upon request.